                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                        TO
                              ------------------------  ------------

COMMISSION FILE NUMBER 1-3385


                               H. J. HEINZ COMPANY
                              EMPLOYEES RETIREMENT
                                AND SAVINGS PLAN
                                 (Title of Plan)


                               H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)


                      600 GRANT STREET PITTSBURGH, PA 15219
          (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements, schedules and reports are attached hereto:

1.   Report of Independent Accountants dated June 15, 2000 of
     PricewaterhouseCoopers LLP for the Plan financial statements

2. Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

4.   Notes to Financial Statements

5. Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999

6. Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1999

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of PricewaterhouseCoopers LLP dated June 28, 2000 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

                                                   H. J. HEINZ COMPANY EMPLOYEES
                                                     RETIREMENT AND SAVINGS PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By: ..................................
                                                   Gary D. Matson, Chairman

June 23, 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS


H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Employee Benefits Administration Board; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Employee Benefits Administration Board. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Pittsburgh, Pennsylvania
June 15, 2000

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             as of December 31, 1999


                                                          Participant-        Non-Participant
                                                            Directed             Directed             Total
                                                          ------------        ---------------    ------------

Assets:

     Investment in Master Trust  (Notes 4, 7)             $477,366,396               --          $477,366,396

     Investment in ESOP Trust (Note 6)                            --          $59,997,631          59,997,631

     Participant Loans                                          62,466               --                62,466

     Dividends receivable                                         --              550,375             550,375

     Contributions receivable:
         Employee                                              999,693               --               999,693
         Employer                                              956,129            369,650           1,325,779
                                                          ------------        -----------        ------------
            Total contributions receivable                   1,955,822            369,650           2,325,472
                                                          ------------        -----------        ------------

                                                          ------------        -----------        ------------
            Total Assets                                  $479,384,684        $60,917,656        $540,302,340
                                                          ------------        -----------        ------------


Liabilities:

     Notes payable to H. J. Heinz Company (Note 6)                --            9,996,514           9,996,514
     Accrued interest due on note payable                         --              120,514             120,514
     Accrued administrative expenses                            44,107             45,725              89,832

                                                          ------------        -----------        ------------
            Total Liabilities                                   44,107         10,162,753          10,206,860
                                                          ------------        -----------        ------------

Net Assets Available for Benefits                         $479,340,577        $50,754,903        $530,095,480
                                                          ============        ===========        ============

    The accompanying notes are an integral part of the financial statements.

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             as of December 31, 1998


                                                      Participant       Non-Participant
                                                        Directed            Directed             Total
                                                      ------------      ---------------      ------------

Assets:

     Investment in Master Trust  (Notes 4, 7)         $522,552,654               --          $522,552,654

     Investment in ESOP Trust (Note 6)                        --          $95,967,107          95,967,107

     Participant Loans                                      78,381               --                78,381

     Dividends receivable                                     --              579,503             579,503

     Contributions receivable:
         Employee                                        1,017,170               --             1,017,170
         Employer                                        1,068,161            386,752           1,454,913
                                                      ------------        -----------        ------------
            Total contributions receivable               2,085,331            386,752           2,472,083
                                                      ------------        -----------        ------------


                                                      ------------        -----------        ------------
            Total Assets                              $524,716,366        $96,933,362        $621,649,728
                                                      ------------        -----------        ------------


Liabilities:

     Notes payable to H. J. Heinz Company (Note 6)            --           13,571,071          13,571,071
     Accrued interest due on note payable (Note 6)            --               92,021              92,021
     Accrued administrative expenses                        98,287             43,698             141,985

                                                      ------------        -----------        ------------
            Total Liabilities                               98,287         13,706,790          13,805,077
                                                      ------------        -----------        ------------

Net Assets Available for Benefits                     $524,618,079        $83,226,572        $607,844,651
                                                      ============        ===========        ============


    The accompanying notes are an integral part of the financial statements.

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 1999


                                                   Participant-        Non-Participant
                                                     Directed              Directed             Total
                                                   ------------        ---------------       ------------
Net Change in Investment in
     Master Trust (Note 7)                         $(10,797,080)                --           $(10,797,080)

Transfers from ESOP to other funds (Note 6)                --           $ (1,014,131)        $ (1,014,131)

Loan Repayments                                    $    (15,915)                --           $    (15,915)

Additions:
     Investment income:
         Dividends                                         --              2,268,424            2,268,424
         Interest                                          --                 26,191               26,191
                                                   ------------         ------------         ------------
            Total investment income                        --              2,294,615            2,294,615
                                                   ------------         ------------         ------------

     Participant contributions                       18,592,527                 --             18,592,527
     Age-related employer contributions              14,627,335                 --             14,627,335
     ESOP debt service funding                             --              1,551,898            1,551,898

                                                   ------------         ------------         ------------
            Total additions                          33,219,862            3,846,513           37,066,375
                                                   ------------         ------------         ------------

Deductions:
     Withdrawals                                     50,834,924            4,456,279           55,291,203
     Administrative expenses                            536,215              109,146              645,361
     Interest expense on note payable                      --                632,573              632,573

     Transfer of WWI Participant Accounts            16,313,230            1,187,289           17,500,519

     Net depreciation
         in fair value of investments                      --             28,918,764           28,918,764


                                                   ------------         ------------         ------------
            Total deductions                         67,684,369           35,304,051          102,988,420
                                                   ------------         ------------         ------------


Net (decrease) in net assets available
     for benefits for the year                      (45,277,502)         (32,471,669)         (77,749,171)

Net assets available for benefits at
     the beginning of the year                      524,618,079           83,226,572          607,844,651

Net assets available for benefits at               ------------         ------------         ------------
     the end of the year                           $479,340,577         $ 50,754,903         $530,095,480
                                                   ============         ============         ============

    The accompanying notes are an integral part of the financial statements.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements


(1) PLAN DESCRIPTION:

     The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


           General

     The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of the affiliated companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board of Directors") upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

     The Board of Directors has designated (i) Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan; and (ii) Mellon Bank, N. A. to act as trustee of the separate ESOP trust established for matching contributions ("ESOP Trustee").

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


           Contributions

     Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 13% of their compensation. Each participant may make tax deferred contributions, in whole percentages, of not less than 2% of his compensation.

     Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement was limited to $10,000 in both 1999 and 1998. The Committee gives participants affected by these limitations timely notification.

     The Company contributes, on behalf of each participating employee, an amount equivalent to the tax deferred contribution up to 3% of the employee's compensation. The Company's matching contributions may be made in cash or in shares of the Company's common stock of equal value. Shares of stock used for the Company match come from the shares held in the separate, leveraged employee stock ownership plan ("ESOP") trust. The ESOP is described in greater detail in Note 6.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


           Contributions (continued)

     In addition, the Company makes monthly, age-related contributions to the Company Contribution Account ("CCA") of participating employees who direct the investment of such contributions into one or more of the investment funds stated in Note 4, including the H. J. Heinz Company Stock Fund effective October 21, 1998. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 25 years old to a rate of 13% for participants that are 60 years old and over.

     A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

           Participant Accounts

     Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching and age-related contributions, as defined and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

     The value of a participant's tax deferred account, which is maintained for tax deferred contributions, after tax account, which is maintained for after tax contributions, and rollover account, which is maintained for rollover contributions, is fully vested at all times. The value of the Company's matching contribution and CCA contribution allocated to a participant's account will be fully vested upon the occurrence of any of the following events: completion of 5 years of service, job elimination, workforce reduction, termination of employment after attainment of age 55, attainment of age 65, total and permanent disability, or death.


           Withdrawals

     A participant may elect to withdraw up to 100% of their after tax or rollover account.

     A participant's matching account will be available for withdrawal if the participant:

          (a)  has at least 5 years of continuous membership in the Plan, or

          (b)  has attained age 59 1/2.

     A participant may not withdraw any amount from their tax deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

     A participant may not withdraw any amount from their CCA during active employment before age 70 1/2.

     A participant who qualifies for a hardship withdrawal and withdraws from their tax deferred account is suspended from making contributions to the Plan for one year. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

           Withdrawals (continued)

     A participant, upon termination of service, may elect to receive a lump-sum amount equal to the value of their account or annual installments over a period not to exceed 30 years. A terminated participant may also elect to choose a direct transfer of their account balance to the trustee or custodian of another eligible retirement plan.

           Loans

     The Plan was amended effective January 1, 1990, to prohibit the granting or renegotiating of loans. Outstanding loans at December 31, 1989 continue to be administered in accordance with the loan rules established by the Committee as in effect on such date.

     The interest rates for all outstanding loans for the year ended December 31, 1999 ranged from 7.3% to 10.94%. These ranges were from 7.0% to 10.94% for the year ended December 31, 1998.

     Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.


           Termination

     The term of the Plan is indefinite, subject to termination at any time by the Board of Directors of the Company. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.


           Administrative Expenses

     The Trustees may pay expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust Funds unless paid by the Company. For the years ended December 31, 1999 and 1998 the Plan incurred expenses of $645,361 and $663,218, respectively. These expenses were paid from Plan assets. Expenses absorbed by the Plan were allocated to the various funds of the Plan based on the net asset value of the individual fund as a percentage of the total net asset value of the Plan's funds.

     The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The allocation of these charges to the Plan for the years ended December 31, 1999 and 1998 were $18,583 and $27,243 respectively.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Investment Valuation

     Investments in the Master Trust are valued as follows:

     The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund.

     Investments in securities traded on a national exchange are valued at the closing price.

     Temporary investments in short-term investment funds are valued at cost, which approximates market value.

           Other

     The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets. Also included in the Net Change in Investment in Master Trust are dividends and interest earned for the year.

     Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

     In September 1999, the American Institute of Certified Public Accountants issued its Statement of Position (SOP) 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 simplifies the disclosure requirements for defined contribution benefit plans primarily by eliminating the need for "by-fund" disclosure. This SOP has been adopted during plan year 1999 and as such, the 1998 presentation has been revised to reflect the adoption.


(3) FEDERAL INCOME TAXES:

     The IRS has made a determination that the Plan is a qualified plan under
     Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

     The IRS has determined and informed the Company by letter dated February 3, 1998 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since a favorable determination was received, however, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of
     Section 401(k) of the Code.

     Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(4) INVESTMENT PROGRAMS:

     Fidelity Management Trust Company is Trustee for the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. Currently eight Fidelity funds and seven Vanguard funds are offered in addition to the H.J. Heinz Company stock. The ESOP match account investment cannot be reallocated unless a participant is eligible to retire or is no longer employed. Reallocations from the ESOP to other funds are included in the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets Available for Benefits. Also included in the Net Change in Investment in Master Trust are dividends and interest earned for the year.


(5) FORFEITURES:

     Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions, or may be used to pay plan administrative expenses. Forfeitures were $1,289,284 for the year ended December 31, 1999 and $442,810 for the year ended December 31, 1998.


(6) ESOP TRUST:

     In September, 1989, the ESOP trust borrowed $50 million and purchased 2,366,862 shares of Heinz Common Stock at $21.125 per share. The Company financed the transaction and sold the stock to the ESOP.

     The Heinz stock is pledged as collateral for the loan and is credited to a suspense account from which it is gradually released for allocation to participants' accounts over the term of the loan. During 1999 and 1998, the number of shares released from the suspense account for allocation to participant accounts as a result of principal repayments was 147,554 and 126,680, respectively. As noted previously, the shares of stock used for the Company match will come from the shares held in the ESOP trust. At December 31, 1999 and 1998, $15,957,386 and $31,168,616, respectively, of unallocated assets were held by the ESOP.

     The ESOP debt is in the form of an interest-bearing promissory note. For the years ended December 31, 1999 and 1998, the weighted average interest rate was 5.52% and 6.02%, respectively. Repayment of the loan is made through periodic payments. Dividends paid by the Company on allocated and unallocated shares of the Heinz Common Stock are applied for repayment of the loan. When dividends paid are not sufficient to make the periodic repayments, the Company makes additional contributions to fund the deficiency.

     The amount of ESOP debt required to be retired in the years succeeding 1999 is: $3,104,389 in 2000, $1,583,744 in 2001, $1,673,187 in 2002, $1,767,682
     in 2003, and a final payment of $1,867,512 due by the stated maturity of July 31, 2004.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(7) MASTER TRUST:

     The Company entered into a Master Trust arrangement with Fidelity Management Trust Company. The Trustee maintains accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(7) MASTER TRUST: (CONTINUED)

     The following tables present the Master Trust information for the Plan.


                                                                        December 31, 1999
                                    --------------------------------------------------------------------------------------------
                                                                                                                   Retirement &
                                                              Investment  Income                   Net             Savings Plan
                                   Fair Value of**                                              Change in         Percentage of
                                    Investment of                                               The Fair         Interest in the
                                    Master Trust           Dividends         Interest            Value*            Master Trust
                                    -------------        -----------        ----------        ------------       ---------------
  H.J. Heinz Co. Stock Fund          $168,630,214        $ 6,177,943        $  139,920        ($61,199,691)           89.17%

  Managed Income Portfolio             10,551,147               --             561,736           2,061,730            99.58%

        Magellan Fund                  88,471,906          7,537,734              --            17,686,825            90.50%

Retirement Gov't Money Market          63,590,907               --           3,150,056           1,427,084            68.54%

        Overseas Fund                  14,843,569            883,955              --             4,786,318            95.02%

     Equity-Income Fund                34,963,082          3,655,055              --            (1,972,030)           91.41%

        Puritan Fund                   31,450,944          2,764,776              --            (3,782,347)           91.77%

   Intermediate Bond Fund               8,238,846            610,029              --            (2,451,414)           91.65%

        OTC Portfolio                  28,931,872          1,994,039              --            21,319,709            95.82%

Fixed Income Securities Fund            2,876,495            262,755              --              (817,353)           99.01%

       Wellington Fund                  4,502,423            415,952              --            (1,298,335)           95.58%

       Windsor II Fund                 12,010,857          1,417,091              --            (4,292,493)           94.92%

  Institutional Index Fund             32,873,167            604,598              --             7,567,042            95.19%

      U.S. Growth Fund                 24,184,421          1,170,689              --             5,508,076            93.61%

        Explorer Fund                   3,567,206            357,877              --             1,364,122            97.16%

  International Growth Fund             4,226,466            205,422              --               426,189            97.61%

                                     ------------        -----------        ----------        ------------
     Total Master Trust              $533,913,522        $28,057,915        $3,851,712        ($13,666,568)           88.93%
                                     ============        ===========        ==========        ============

*  Includes transfers between funds.

** Excludes dividends and interest receivable.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(7) MASTER TRUST: (CONTINUED)



                                                                        December 31, 1998
                                    --------------------------------------------------------------------------------------------
                                                                                                                   Retirement &
                                                              Investment  Income                   Net             Savings Plan
                                   Fair Value of**                                              Change in         Percentage of
                                    Investment of                                               The Fair         Interest in the
                                    Master Trust           Dividends         Interest            Value*            Master Trust
                                    -------------        -----------        ----------        ------------       ---------------

  H.J. Heinz Co. Stock Fund          $243,550,114        $ 5,748,050        $  142,184        $30,515,181            89.86%

  Managed Income Portfolio             10,188,417               --             585,028             69,659            99.84%

        Magellan Fund                  74,787,480          3,480,127              --           15,088,972            91.18%

Retirement Gov't Money Market          66,201,315               --           3,237,455            108,018            71.14%

        Overseas Fund                  10,900,983            213,572              --           (1,001,787)           95.18%

     Equity-Income Fund                39,458,176          2,356,677              --           (4,675,129)           92.55%

        Puritan Fund                   37,233,159          3,948,275              --             (608,195)           92.67%

   Intermediate Bond Fund              11,571,033            666,547              --            1,029,627            93.71%

        OTC Portfolio                   8,641,610            439,143              --            3,819,180            98.52%

Fixed Income Securities Fund            4,095,936            219,240              --            2,474,730            97.73%

       Wellington Fund                  5,856,424            650,778              --            2,196,555            97.27%

       Windsor II Fund                 16,451,405          1,628,023              --            8,063,854            96.91%

  Institutional Index Fund             26,126,207            446,475              --           13,867,270            96.63%

      U.S. Growth Fund                 19,360,320          1,185,642              --           12,857,047            94.97%

        Explorer Fund                   2,322,657             20,460              --             (163,406)           96.49%

  International Growth Fund             3,834,633             75,240              --              650,976            98.50%

                                     ------------        -----------        ----------        -----------
     Total Master Trust              $580,579,869        $21,078,249        $3,964,667        $84,292,552            89.63%
                                     ============        ===========        ==========        ===========

*  Includes transfers between funds.

** Excludes dividends and interest receivable.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(8) PLAN AMENDMENTS:

     On September 3, 1998, the Board of Directors approved an amendment making the Heinz Stock Fund available as an investment option for age-related company contributions effective October 1, 1998.

     On July 7, 1998, the Board of Directors approved a resolution to adopt various technical changes required by the Small Business Job Protection Act and the Uniformed Services Employment and Reemployment Act; to permit retired and terminated employees with account balances to make withdrawals free of the restrictions which apply to active employees, and to eliminate the three month participation penalty for employees who suspend contributions to the plan.

     On March 10, 1998, the Board of Directors approved an amendment which authorizes the Director, Human Resource Services - North America to designate certain employees as "Special Assignment International Employees" which permits them to participate in the Plan.



(9) FORM 5500 RECONCILIATION:

     In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", the Plan includes payments due to participants in net assets available for benefits. There were no payments due to participants as of December 31, 1999 because the plan administrator processed the payments in sufficient time for the distributions to be made prior to December 31, 1999 to avoid any "Y2K" problems. The benefit payment accrual at the end of 1998 was $3,530,269. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                           EIN: 25 - 0542520 PLAN 009
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999



                                                (c) Description of investment including
           (b) Identity of issue, borrower,           maturity date, rate of interest,                              (e) Current
  (a)          lessor, or similar party              collateral, par or maturity value          (d) Cost               Value
-------    --------------------------------     -----------------------------------------  -------------------    ----------------

   *              H. J. Heinz Company           H. J. Heinz Company ESOP
                                                $.25 par value/share; 1,495,849 shares             $27,855,011         $59,554,236


                      Mellon Bank               EB Temporary Investment Fund                           443,395             443,395


   *              H. J. Heinz Company           Participants' Loans                                         --              62,466
                                                Interest Rates, 7.3% - 10.94%

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                           EIN: 25 - 0542520 PLAN 009
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                       (f) Expense                 (h) Current Value  (i) Net
(a) Identity of     (b) Description      (c) Purchase   (d) Selling   incurred with  (g) Cost of      of Asset on       Gain
Party Involved          of Asset             Price          Price      Transaction       Asset     Transaction Date    (Loss)
----------------  --------------------   ------------   ------------  -------------  -----------   -----------------  --------



         --        H. J. Heinz Company          --      $4,933,617      $5,312       $2,054,554       $4,933,617     $2,879,063
                   Common Stock                         (22 sales)

Mellon Bank        EB Temporary                 --       8,700,029         --         8,700,029        8,700,029           --
                   Investment Fund                      (97 sales)

Mellon Bank        EB Temporary            8,438,932          --           --         8,438,932        8,438,932           --
                   Investment Fund      (54 purchases)


                                  EXHIBIT INDEX

     Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


     23. The consent of PricewaterhouseCoopers LLP dated June 28, 2000 is filed herein.